
Bahama
BOAT WORKS
TWIN VEE
TWIN VEE
Nasdaq VEEE

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-292661
1/26/2026

Forward Looking Statements

This presentation contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934 or the Exchange Act. All statements other than statements of historical facts contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenue, prospects, plans, objectives of management and expected market growth are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the "forward looking statements.

The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. These "forward looking statements" are only predictions, and we may not actually achieve the plans, intentions or expectations disclosed in our "forward looking statements," so you should not place undue reliance on our "forward looking statements." Actual results or events could differ materially from the plans, intentions and expectations disclosed in the "forward looking statements" we make. We have based these "forward looking statements" largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. These and other risks and uncertainties are described more fully in the section titled "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, or other periodic filings which have been filed with the Securities and Exchange Commission ("SEC"). "Forward looking statements" contained in this presentation are made as of this date, and we undertake no duty to update such information except as required under applicable law. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The "forward looking statements" included in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these "forward looking statements" at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these "forward looking statements" as representing our views as of any date subsequent to the date of this presentation.

This presentation contains estimates made, and other statistical data published, by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this presentation from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industry in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and, when available, the final prospectus and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov. The preliminary prospectus is available on the SEC Website at http://www.sec.gov. Alternatively, we or the Placement Agent will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

Driving Growth, Diversified & Scalable

Our mission is to build an industry-leading, multi-brand marine manufacturing powerhouse. Fast track new product launches with in-house CNC tooling, and modernize marine retail by streamlining the new and used boat buying customer experience.

Twin Vee PowerCats

Bahama Boat Works

Wizz Banger Dealerships

Black Line Defense





- A well-known power-catamaran manufacturer

Quarterly Net Sales


2024
2025
$5,276,343
$3,612,291
$4,326,821
$4,755,618
$2,901,318
$3,428,977
$1,884,035
$3,000,000*
March
June
Sep
Dec

March	June	Sep	Dec
-33%	+10%	+18%	+59%


Three consecutive quarters of growth YoY

- Field inventory declined from a 2024 peak of 140 units to 52 units by year-end 2025.
- Production backlog is at its highest level in over 12 months.
- 2025 combined sales of approximately 140 legacy field inventory units and 90 units produced in 2025, indicates annual demand of approximately 230 units.
- With aged inventory mostly sold, we believe that demand for our product is expected to transition to new Twin Vee factory production orders.
- New BayCat 22 has sold out in several key dealer locations as the new model gains traction.
- 400 GFX dealer inventory has reduced from 8 units to 3.

* Statements relating the unaudited financial results for the year ended 2025 are unaudited, representing management's estimates based on information available as of the date of this presentation, and are subject to change as additional information becomes available and analyses are performed. See Forward-Looking Statements on page 2.


TWIN VEE

Twin Vee is ready with capacity and new products.

For the past three years Twin Vee has:

- Expanded its manufacturing footprint to 100,000 sqft
- Introduced 5 new products
- Acquired iconic Bahama Boat Works
- Readied factory for capacity to produce over 700 units annually

CENTER CONSOLE


400GFX2

CENTER CONSOLE


340GFX2

CENTER CONSOLE


280GFX2

DUAL CONSOLE


280GFX2

CENTER CONSOLE


260GFX2

CENTER CONSOLE


240GFX2

DUAL CONSOLE


240GFX2

CENTER CONSOLE


Coming soon!
400STX

CENTER CONSOLE


Coming soon!
340STX

CENTER CONSOLE


280STX

CENTER CONSOLE


260STX

CENTER CONSOLE


240STX

TWIN VEE POWERCATS Co.

BAYCAT 22

The BayCat line was relaunched in Q2 2025. This iconic model combines exceptional stability, efficiency, and versatility, ideal for anglers and leisure boaters alike.

Available in two trim levels:

GFX2 and STX

LOA	22'
Beam	7'8"
Draft	14'
Max HP	200 HP
Fuel Cap	60 gal
Livewell	25 gal (2)


Boat Trader
BEST
CATAMARAN
2025
TWIN VEE

Bahama™ BOAT WORKS

Excellence in Offshore Center-Console Boats

Bahama Boat Works has built a reputation as one of the premier makers of luxury offshore center-console fishing boats.

- **Factory-Direct Margin Expansion**
  Captures full retail spread and drives higher gross margins.
- **Direct Consumer Ownership**
  One-to-one customer relationship improves pricing power, brand loyalty and repeat purchases.
- **Proven Brand With Scalable Demand**
  Bahama's offshore heritage and performance pedigree translate into organic demand, loyal buyers, and efficient growth.




NEW

Bahama 21


NEW

Bahama 23


NEW

Bahama 29



Bahama 37



Bahama 39



Bahama 41



Bahama 41GT

Strategic Partnership

Bahama BOAT WORKS

Powered by MERCURY



- Bahama Boat Works powered by Mercury Marine, the global leader in marine propulsion
- Delivers proven performance, reliability, and a best-in-class ownership experience
- Standardized engine packages streamline production, reduce execution risk, and improve margins
- Enhances dealer adoption and supports scalable national expansion

Current Dealer Network

TWIN VEE POWERCATS CO.



Milwaukee
Chicago
Detroit
Cleveland
Hamilton
NEW YORK
MASSACHUSETTS
CONNECTICUT
New York
Pittsburgh
PENNSYLVANIA
Philadelphia
IOWA
ILLINOIS
INDIANA
OHIO
Columbus
Indianapolis
Cincinnati
MARYLAND
NEW JERSEY
Washington
Kansas City
St. Louis
MISSOURI
KANSAS
Louisville
WEST VIRGINIA
KENTUCKY
VIRGINIA
Nashville
TENNESSEE
NORTH CAROLINA
Charlotte
OKLAHOMA
Oklahoma City
ARKANSAS
SOUTH CAROLINA
Atlanta
MISSISSIPPI
ALABAMA
GEORGIA
Dallas
Fort Worth
LOUISIANA
Austin
Houston
San Antonio
Jacksonville
Orlando
FLORIDA
Miami

TWIN VEE | Bahama BOAT WORKS

Dealer Locations

Boater's World Marine Centers

Riddle Marine

Florida's Family Marine

Nautical Yacht Group — Brokerage | Charter | Management

Ashley Marine

NuWave Marine

Performance East Inc.

Beachline Marine

Aquavee Marine

Buzzards Bay Yacht Sales

VIP Boats and Yachts

Spellmans Marine

Seven Sports Marine

Nasdaq | VEEE

MADE IN USA

America-Made Manufacturing

Twin Vee operates a large-scale composite boat building facility in Fort Pierce, FL.

Featuring in-house:

- ➔ Hull construction
- ➔ Engineering
- ➔ Wiring
- ➔ Metalwork
- ➔ Upholstery
- ➔ Full quality control

Advanced composite tooling and precision processes that ensure consistent, high-quality builds.

CNC 5-axis router, cranes, airflow tech, resin systems: ready to scale.



5-Axis CNC Machine

- Allows us to manufacture the plugs and molds for new models in-house
- Speeds up development of new models by 40%, while lowering costs by 33%
- Supports better controls, lower costs, and is faster to market


After Infusion
Finished Part

Advanced Vacuum Resin Infusion

This manufacturing method includes many key benefits through innovative and technologically advanced production methods.

- **Lighter** - precise measurements of materials
- **Stronger** - applying resin evenly
- **Faster** - production times


Graphical rendering of our initial location at our existing facility

Wizz Banger Boat Dealership will be a physical and digital sales engine that turns undervalued boats into premium retail products.

Two primary components:

- **Wizz Banger Boats, a related physical retail location intended to be established at our Fort Pierce, Florida headquarters.**
- **The Wizz Banger Value App, which utilizes AI and multi-source data inputs to generate independent, condition-specific valuation assessments of new and used boats.**

Minimal real estate cost for first location
Wizz Banger will operate on Twin Vee's existing property—minimal additional lease costs, and minimal buildout, or setup expense.

High-visibility location
Prime US-1 frontage in Fort Pierce with 10,000+ vehicles daily, driving organic traffic and awareness.

Asset-efficient scale
Leverages Twin Vee's existing staff, infrastructure, and capacity—minimal added overhead to ramp the dealership.


BLACK LINE
DEFENSE

The U.S. Navy confirmed on September 25, 2025, that it will advance a $3.5 billion Service Craft and Boats Multiple Award Contract spanning 10 years to procure approximately 2,800 small boats, targets, and service craft.

U.S. Navy is pushing to build a fleet of autonomous maritime drones to counter naval expansion in the Indo-Pacific.

Low entry cost – Existing Twin Vee facility, tooling, designers and production capacity already in place.

We believe that our current infrastructure would allow us to pivot to 'Small Unmanned Surface Vessel' (sUSV) production, which may put us in a position to, if requested, help accomplish the U.S. Navy's current drone strategy.

Next step: Complete proposal packages, compliance docs, certifications and supplier registrations.

Source: www.armyrecognition.com

Balance Sheet Summary & Pre-Offering Cap Table

Summary Balance Sheet	As of 9/30/2025
Cash and cash equivalents	$2,704,571
Total assets	$18,894,710
Total liabilities	$2,963,090
Total stockholders' equity	$15,931,620

Pre-Offering Cap Table	
Common Stock	2,237,299
RSUs	13,052
Options (Weighted average exercise price: $26.30)	229,512
Warrants (Weighted average exercise price: $57.65)	54,364










Investment Highlights

Two Brands With Market-Share Potential
Twin Vee PowerCats + Bahama Boat Works positioned in the strongest offshore segments (cats + premium monohulls).

CapEx Already Deployed
Investors enter *after* modernization—future capital now drives revenue, not infrastructure spend.

Deep Product Pipeline Already in Motion
Bahama 21, 23, 29 launching; full Bahama family in development; Twin Vee models expanding in parallel.

Clean Balance Sheet
No long-term debt except a small SBA COVID loan ($2,500/mo payment).

Trading Below Replacement Cost
Stockholders equity of ~$15.9mm vs market cap of ~$6.1mm as of 9/30/2025.

Operating Leverage Inflection
Fixed costs largely absorbed; incremental volume drives disproportionate margin expansion.

Dealer-led Growth Model
Expanding dealer network increases velocity, lowers inventory risk, and stabilizes demand cycles.

Wizz Banger
A dealership and technology platform intended to modernize the process of buying, selling, trading, and financing boats.



Appendix

Income Statements

TWIN VEE POWERCATS CO.

	Quarter Ended September 30,			
	2025	2024	$ Change	% Change
Net Sales	$ 3,428,977	$ 2,901,318	$ 527,659	18%
Cost of Products Sold	$ 3,474,206	$ 3,046,975	($ 427,231)	(14%)
Gross (Loss) Profit	$ (45,229)	$ (145,657)	$ 100,428	69%
Operating Expenses	$ 2,731,466	$ 2,966,160	$ 234,694	8%
Loss from Operation	$ (2,776,695)	$ (3,111,817)	$ 335,122	11%
Other Income	$ 21,182	$101,910	$ (80,728)	(79%)
Net Loss	$ (2,755,513)	$ (3,009,907)	$254,394	8%
Basic and Dilutive Income per Share of Common Stock	$ (1.23)	$ (2.64)	$ 1.41	53%
Weighted Average Number of Shares of Common Stock Outstanding	**2,237,299**	**952,000**		

Adjusted Net Loss

Reconciliation of Adjusted net loss to GAAP net loss for the three months ended September 30,

	Q3 2025	Q3 2024
Net Loss	$ (2,755,513)	$ (3,009,907)
Stock Based Compensation	63,897	278,867
Depreciation & Amortization	419,825	440,458
Loss on lease termination	4,478	-
Impairment of property & equipment	360,151	-
Adjusted net (loss)	$ (1,907,162)	$ (2,290,582)



Income Statements

	Nine Months Ended Sep 30			
	2025	2024	$ Change	% Change
Net Sales	$11,796,886	$12,504,482	$(707,596)	(6%)
Cost of Products Sold	$10,650,948	$12,170,486	$1,519,538	12%
Gross (Loss) Profit	$1,145,938	$333,996	$811,942	243%
Operating Expenses	$7,277,533	$10,648,096	$3,370,563	32%
Loss from Operation	$(6,131,595)	$(10,314,100)	$4,182,505	41%
Other Income	$111,771	$449,802	($338,031)	(75%)
Net Loss	$(6,019,824)	$(9,864,298)	$3,844,474	39%
Basic and Dilutive Income per Share of Common Stock	$(3.21)	$(7.50)	$4.30	57%
Weighted Average Number of Shares of Common Stock Outstanding	1,877,506	952,000		

Adjusted Net Loss

Reconciliation of Adjusted net loss to GAAP net loss for the nine months ended September 30,

	2025	2024
Net Loss	$ (6,019,824)	$ (9,864,298)
Stock Based Compensation	179,493	1,022,894
Depreciation & Amortization	1,287,048	1,300,697
Loss on lease termination	57,903	-
Impairment of property & equipment	360,151	1,674,000
Adjusted net (loss)	$ (4,135,229)	$ (5,866,707)




TWIN VEE
POWERCATS CO.
Nasdaq | VEEE
CONTACT:
3101 South US Highway 1
Fort Pierce, Florida 34982
Phone: 772-429-2525
www.TwinVee.com
THANK YOU FOR YOUR CONSIDERATION